Exhibit (a)(2)(F)

Dear Financial Advisor,

On December 13, 2019, the Board of Directors (the Board) of Lightstone Value Plus Real Estate Investment Trust V, Inc. (the Company) authorized a self-tender offer (the Self-Tender Offer) to purchase up to 2,000,000 shares of common stock of the Company at $7.75 per share. The Self-Tender Offer was originally scheduled to expire at midnight Eastern Time on Friday, January 17, 2020. The expiration date of the Self-Tender Offer has been extended to January 31, 2020, unless further extended.

The Board authorized the Self-Tender Offer to deter Everest REIT Investors I, LLC (which was conducting a tender offer at the time with an offer price of $6.00) and other potential bidders that may try to exploit the illiquidity of shares of the Company’s common stock and acquire them from stockholders at prices substantially below their fair value and to make more liquidity available to stockholders above that permitted under the share redemption program (SRP). While the Board of Directors approved the Self-Tender Offer, it makes no recommendation to stockholders as to whether the stockholders should tender or refrain from tendering their Shares.

We note that on January 9, 2020, the Board elected to extend the targeted timeline for commencement of a liquidity event for the Company to June 30, 2028 based on their assessment of our investment objectives and liquidity options for our stockholders. However, we can provide no assurances as to the actual timing of the commencement of a liquidity event for our stockholders or the ultimate liquidation of the Company.

As required by Securities and Exchange Commission (SEC) rules, the SRP was suspended indefinitely in connection with the Self-Tender Offer. While the SRP is suspended, the Company will not accept any requests for redemption and any new requests and all pending requests will not be honored or retained, but will be returned to the requestor.

Please follow the links below if you would like to see a copy of the letter that was sent to Stockholders re extension of the Company’s Self-Tender Offer or the Company’s Self-Tender Offer.

Letter to Stockholders – Extension of Self-Tender Offer
Schedule TO-I as amended (Self-Tender Offer)

Sincerely,
The Lightstone Shareholder Services Team